Exhibit 10b (xii)

Summary Description of the Directors Compensation Program
Effective April 28, 2010

Members of the Company’s Board of Directors who are not Company employees receive an annual retainer of $70,000, which is intended to cover all regularly scheduled meetings of the Board and its committees.  If additional meetings are held, a per-meeting fee of $1,500 will be paid to each attending director.

The Chairs of Board committees receive additional annual retainers.  For the Chair of the Audit Committee, the retainer is $10,000; and for the Chair of the Board Affairs and Nominating Committee and the Chair of the Compensation Committee, the retainer is $5,000.  The retainer for the Chair of the Compensation Committee will increase to $10,000 in April 2010, and the Lead Director will receive a retainer of $5,000.

All independent directors also receive an annual deferred stock unit grant.  The number of shares covered by each grant is equal to $100,000 (based on 200 day average stock price as of January 31, in the year of the grant, a methodology consistent with the calculation for other executive equity awards), rounded up to the next ten-share increment.  The deferred stock units are settled upon termination of service as a director.  Directors may also defer their annual retainers, committee chair retainers, and meeting fees in a deferred stock unit account.

A director who is an employee of Grainger or any Grainger subsidiary does not receive any retainer fees for Board or Board committee service, Board or Board committee meeting attendance fees, or stock options or stock units under the Director Stock Plan.

Stock ownership guidelines applicable to non-employees directors were established in 1998.  These guidelines provide that within five years after election, a director must own Grainger common stock and common stock equivalents having a value of at least five times the annual retainer fee for serving on the Board.